Filed by: Gaz de France

pursuant to Rule 165 and Rule 425(a)

under the Securities Act of 1933, as amended

Subject Company: SUEZ

Exchange Act File Number: 001-15232

Date: June 25, 2008

On June 16, 2008 the following slide show was presented by Gaz de France and Suez during a telephone conference with financial analysts concerning the proposed merger of Gaz de France and Suez. This slide show is available on Gaz de France’s web site.

Important Information

This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Suez, Suez Environment (or any company holding the Suez Environment Shares) or Gaz de France, nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation, purchase, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares which would be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration. The Suez Environment shares (or the shares of any company holding the Suez Environment shares) have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration.

In connection with the proposed transactions, the required information document has been filed with, and certified by the Autorité des marchés financiers (“AMF”). Gaz de France has registered certain Gaz de France ordinary shares to be issued in connection with the business combination in the United States, and for this purpose, has filed on June 16, 2008, with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4 , which includes a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. Investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at www.gazdefrance.com or directly from Suez on its website at www.suez.com, as the case may be.

Forward-Looking Statements

This communication contains forward-looking information and statements about Gaz de France, Suez, Suez Environment and their combined businesses after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the proposed transactions to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Référence filed by Gaz de France with the AMF on May 15, 2008 (under no: R.08-0056) and any update thereto and in the Form F-4 filed with the SEC on June 16, 2008, as well as any other documents filed by Gaz de France with the SEC; and in the Document de Référence filed by Suez on March 18, 2008 (under no: D.08-0122) and its update filed on June 13, 2008 (under no: 08/126), the prospectus relating to Suez Environnement Company shares filed with the AMF on June 13, 2008 (under no: 08-127), as well as documents filed by Suez with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2006 that Suez filed with the SEC on June 29, 2007. Investors and holders of Gaz de France, Suez or Suez Environnement Company securities should consider that the occurrence of some or all of these risks may have a material adverse effect on Gaz de France, Suez and/or Suez Environnement Company.

* * * *

June 2008 A new World Leader in Energy

Disclaimer
Important Information
This communication does not constitute an offer or the solicitation of an offer to purchase, sell, or exchange any securities of SUEZ, SUEZ Environnement
Company securities or Gaz de France, nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the
U.S., Canada, Germany, Italy, Australia and Japan) in which it would be unlawful prior to registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France, SUEZ and SUEZ
Environnement Company disclaim any responsibility or liability for the violation of such restrictions by any person.
The Gaz de France ordinary shares which would be issued in connection with the proposed merger to holders of SUEZ ordinary shares (including SUEZ
American Depositary Shares (ADRs)) may not be offered or sold in the U.S. except pursuant to an effective registration statement under the U.S. Securities
Act of 1933, as amended, or pursuant to a valid exemption from registration. SUEZ Environnement Company shares have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration.
In connection with the proposed transactions, the required information documents have been filed with and certified by the Autorité des marchés financiers
(AMF). Gaz de France is planning to register certain Gaz de France ordinary shares to be issued in connection with the merger in the U.S. and for this purpose will file with the U.S. Securities and Exchange Commission (SEC), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information documents that have been or will be filed with or certified by the AMF, the prospectus, and the U.S. registration statement, when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any related amendments, if any, and/or supplements, because they will contain important information. Investors may obtain free copies of the U.S. registration statement and other relevant documents filed with the SEC at www.sec.gov. Investors and holders of SUEZ or Gaz de France securities may obtain free copies of documents filed with and certified by the AMF at www.amf-france.org or directly from Gaz de France, SUEZ and SUEZ Environnement Company at www.gazdefrance.com;
www.suez.com or www.suez-environnement.com.
Forward-Looking statements
This communication contains forward-looking information and statements. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Although the management of SUEZ and Gaz de France believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France,
SUEZ or SUEZ Environnement Company ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of SUEZ, Gaz de
France and SUEZ Environnement Company, that could cause actual results, developments, synergies, savings and benefits from the transaction to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings made by SUEZ, Gaz de France and SUEZ Environnement Company with the AMF, including those listed under
“Facteurs de Risques” (Risk factors) sections in the Document de Référence filed by Gaz de France with the AMF on May 15, 2008 (under no: R.08-056), in the Document de Référence filed by SUEZ on March 18, 2008 (under no: D.08-0122) and its update filed on June 13, 2008 (under no: 08-0122-A01), in the prospectus prepared for the issue and admission for listing of GDF SUEZ shares resulting from the merger takeover of Suez by Gaz de France filed with the
AMF on June 13, 2008 (under n°: 08-126 and the prospectus relating to the SUEZ Environnement Company shares filed with the AMF on June 13, 2008
(under no: 08-127). Investors and holders of Gaz de France, SUEZ or SUEZ Environnement Company securities should consider that the occurrence of some or all of these risks may have a material adverse effect on Gaz de France, SUEZ or/and SUEZ Environnement Company.

3 Table of contents 1. July 2008: birth of a new World Leader in Energy 2. An ambitious and value-creating industrial development 3. Communications calendar 4. Conclusion

July 2008: birth of a World Leader in Energy 1

GDF SUEZ
E.On
EDF
SUEZ
Enel(2)
RwE
Tepco
Gaz de France
Centrica
Endesa
Iberdrola
Vattenfall
Gas Natural

Birth of a World Leader in Energy
Leader in natural gas in Europe
A
# 1 purchaser
A
# 1 transmission and distribution network
A
# 2  European storage operator
Leader in electricity
A
# 5 power producer and supplier in Europe
A
# 2 French power producer
A
World leader in IPPs
(1)
World leader in LNG
A
# 1 importer and buyer in Europe
A
# 2 LNG terminal operator
A
Leader in the Atlantic basin
European leader in energy services
(1) Independent Power Producers
(1) Published data
(2) Proportional consolidation of Endesa as from October, 2007
74
69
60
47
44
43
34
27
24
21
17
16
10
2007 revenues (1) - € billion
Main utilities in the world

An industrial player with powerful assets
A unique combination of businesses
A
Active in the entire energy value chain
A
Multi-energy offering
A
Strategy fit between the energy and services businesses
Strong flexibility in energy generation and supply
A
Diversified and efficient power generation mix
A
Strong capacity for gas-electricity arbitrage
A
Diversified gas supplies with a strong LNG component
A
Optimisation at a global scale (LNG) and on the European market (storage)
A major player in sustainable development
A
CO
2
light generation capacities
A
High portion of renewable energies
A unique opportunity to strengthen commercial development
opportunities of both Groups and to increase their strategic leverage in a sector undergoing major changes

Merger terms subject to the vote of the EGMs
21 Gaz de France shares
for
22 SUEZ shares
Simultaneous distribution
of 65%
of the shares of SUEZ Environnement
to SUEZ shareholders
1 SUEZ Environnement share
for 4 SUEZ shares
State approval regarding the fiscal
neutrality
(1)
of the distribution
of 65% of SUEZ Environnement
(2)
Number of shares for the new Group:
2,19bn
(3) (including 28.5 millions
treasury stocks)
Ticker of the new Group:
GSZ
Proforma shareholding structure (3)
1.7%
2.8%
1.2%
1.1%
5.3%
52.2%
35.7%
Others State
GBL Employees
CDC Areva
CNP Assurances
(1) In this respect, GDF SUEZ and SUEZ “main shareholders” (GBL, CDC, Sofina, CNP Assurances, Areva) have to keep their SUEZ Envrionnement shares for a 3-year period
(2) Neutral for French shareholders and no French withholding tax for non residents shareholders
(3) On a non-diluted basis as of May 22, 2008, detailed in appendices

A merger in July 2008
Information relative to the merger and on the listing of SUEZ Environnement are available in the Prospectus registered with the AMF on June 13, 2008
Planned calendar and next steps
Extraordinary and Ordinary General Meeting of the shareholders of
SUEZ
Completion of the merger by absorption of SUEZ within Gaz de France
Listing of the GDF SUEZ shares
July 16, 2008
July 22, 2008
Extraordinary and Ordinary General Meeting of the shareholders of
Gaz de France
July 16, 2008
Listing of the SUEZ Environnement shares on the Euronext Paris and Euronext Brussels markets

GDF SUEZ will be in working order as soon as the merger
is effective
GDF SUEZ organization now defined
A
Role of the different management levels Headquarter - Divisions - Business units
A
Definition of the management process of functional departments
Divisional and functional organization project now stabilized
Operating interfaces between different Divisions already prepared
Managers appointed before the merger
Action plan for change management

Remedies implementation status
(1)
Disposal of the 57.25% SUEZ stake in Distrigas for €2.7bn
A
Agreement signed with ENI on May 29, 2008
Implementation of Fluxys related commitments: stake in Fluxys to be brought down to 45%
(and disposal of Gaz de France stake in Segeo to Fluxys)
A
Increase of the stake of the Group in the Zeebrugge terminal to 60% with the creation of Fluxys International
Disposal of Cofathec Coriance for €44.6m
A
Agreement signed with A2A on May 29, 2008
Disposal of the 25.5% Gaz de France stake in SPE
A
Exclusivity period with EDF
(1) Contingent on the completion of the merger
Commitments to the European Commission on other remedies are being implemented in agreement with the Commission
Implementation of the remedies in compliance
with the commitments to the European Commission

Acquisition of ENI energy assets
Virtual power production (VPP) capacity of 1,100 MW in Italy for 20-years
A
Total production capacity of the Group in Italy raised to 4,600 MW, an increase of approximately 1/3
A
Acquisition price of €1.2bn
Natural gas distribution network of the city of Roma
A
5,300 km of gas lines, 1.5bcm/year and 1.2 million access points
A
Acquisition price of €1.1bn
Exploration & Production Assets
A
United Kingdom, Gulf of Mexico, Egypt, Indonesia
A
Acquisition price of €273m
Supply contract for 4bcm/year of natural gas in Italy over 20 years
A
Option for an additional supply contract for delivery in Germany of 2.5bcm/year over 11 years
Supply contract for 900 millions cm/year of LNG in the Gulf of Mexico over 20 years
The new Group strengthens its footprint in Italy
and in upstream gas activities

Governance: composition of the new Board of Directors
10 directors proposed by Suez
including
10 directors proposed by Gaz de France
including
4 employee representatives
including 3 representatives elected by the employees
and 1 representative of the employee shareholders elected by the General Meeting
Vice-Chairman and President
Jean-François Cirelli
7 State representatives nominated by order,
in accordance with the law
Chairman and CEO
Gérard Mestrallet
5 Board committees all chaired by an independent director
Audit Committee, Appointments Committee, Compensation Committee, Ethics,
Environment and Sustainable development Committee, and Strategy and Investments Committee
Board of Directors consisting of 24 members:

2 An ambitious and value-creating industrial development

An ambitious development strategy
Consolidate leadership positions
in domestic markets:
A
France
A
Benelux
Leverage complementarities
to strengthen customer offerings:
A
Dual gas/electricity offers
A
Innovative energy services
Boost its ambitious strategy
of industrial development, notably in:
A
Upstream gas activities (E&P, LNG)
A
Infrastructures
A
Power generation, in particular nuclear and new & renewable energies
Accelerate growth
in all businesses lines in Europe
Strengthen development areas internationally (Brazil, Thailand, the USA, Middle East, Turkey,
Russia...)
A
Development of the IPP business in new fast-growing markets
A combination consistent with both Groups’ strategies
and allowing to boost their development

A steady and consistent industrial development
Development in
natural gas,
LNG and
infrastructures
Development in
energy services
In Energy services, many new contracts
France and Belgium: green electricity from biogas contract (Aix en Provence), Fabricom GTI preferred bidder for construction and maintenance of electromagnetic devices of the Antwerp
Ring
In Europe,
heating and cooling network (Amsterdam), creation of Fabricom Offshore Services in the UK, aiming at strengthening the offshore engineering offers, service contracts (Nuoro hospital in Sardegna)
Middle East:
strategic partnership in Qatar for the development of new cities
Acquisition of new natural gas reserves
and discovery of natural gas at West el Burullus
in Egypt, beginning of operation of gas fields of Njord, Fram and Snovhit in Norway and Minke in the UK
LNG supply contracts: extension of the Sonatrach contract, new supply contracts of 3.2 bcm of natural gas with Norsk Hydro over 4 years in the UK and of 10 bcm with Shell
LNG terminals:
doubling of the capacities at Zeebrugge (from 4.5 to 9 bcm), start of the construction of the LNG terminal in Mejillones (COD early 2010, Chile), long-term access to the
Freeport terminal (Texas), construction of the Fos Cavaou terminal (8.25 bcm) and Montoir extension in France (from 10 up to 16.5 bcm)
COD of a new gas tanker (Gaselys)
Extension of storage capacity in the UK and in Romania

A steady and consistent industrial development
Increase in
power generation
capacity
Development in
environment
Water Europe: many new contracts in France (SIAEP of Bas Languedoc, Grasse, Brasserie
Kronenbourg,…) and developments in Spain (acquisition of the minority interests of AGBAR and acquisition of 33% of Aguas de Valencia) and in Chile via AGBAR (Essal)
Waste Europe: many new contracts in France (Airbus, Rambouillet…), development in recycling in France (JV SITA/Renault to develop end of life vehicle recycling and JV SITA/Michelin for tires)
and in waste to energy business (EVI, Baviro...), acquisitions in Germany (BellandVision)
and in Sweden (buy-out of minority interests of Sita Sverige)
International: management contract with the city of Jeddah, acquisition of Utility Service
Company and successful renewals of Jersey city and Gary contracts in the USA, acquisition of
7.5% of Chongqing Water Group in China, Degrémont contracts in India and Middle-East
Hydraulic capacities: Jirau (3,300 MW) and Ponte de Pedra (176 MW) in Brazil,
La Verna in France
Thermal capacities:
CCGT power plant of Teesside Power Limited in England (1,875 MW),
Ras Laffan project in Qatar (2,730 MW and desalination of  286,000 cm/day), Astoria in New York
(575 MW), coal-fired power plant in Thailand (660 MW), CCGT France (Cycofos, Montoir) and
peak power plant at Saint Brieuc
Acquisition of 79% of Elettrogrees, operator in the electricity wholesale market in Italy
Wind capacities: Canada, France and Portugal
Co-generation capacities: 6 power plants in Italy (370 MW)
Securization of supply needs in enriched uranium: ownership interest agreement in George
Besse II plant

A strong financial profile
2007 IFRS proforma
(1)
unaudited data
In €bn
Revenues 74.3
EBITDA 13.1
Current operating income 8.3
Net income group share 5.6
Net income group share
per share
€2.56/share
Capex 9.2 (2)
Net financial debt 15.8
Shareholders’ equity 67
A financial structure that sustains the ambitious
strategy of industrial growth
A
Low gearing
A
Strong potential for cash flow generation
A key stock in the energy sector
A
Among the top 3 listed utilities
Accounting consequence from the merger
A
Allocation of €14.3bn goodwill to the assets of
Gaz de France (from an accounting perspective,
reverse acquisition of Gaz de France by SUEZ)
A
Post allocation, residual goodwill
amounts to €17.1bn
(1)
A
Generation of an amortization charge
(1)
of
approximately €750m/year on average
(1) Definition in appendices; On the basis of a preliminary allocation of the purchase price
(2) 07 SUEZ CAPEX + 07 Gaz de France CAPEX
Financial profile GDF SUEZ

Strong prospects for profitable growth
EBITDA (1) target of €17bn in 2010
Potential for operational synergies of approximately €1bn per year in 2013
Average annual capex of €10bn (2) between 2008–10
Strict financial discipline
Ratings target: Strong A
Confirmation of medium-term financial objectives of the new Group
(1) Proforma GDF SUEZ EBITDA definition
(2) Industrial investments (maintenance and development) which mainly relate to organic growth

An attractive shareholder remuneration policy
Dynamic dividend policy targeting an attractive yield compared to the sector average
A
Target payout ratio: above 50% of Group recurring net income
A
Average annual growth in dividend per share of 10% to 15% between dividend paid in 2007
(1)
and dividend paid in 2010
Additional shareholder return through:
A
Exceptional dividends
A
Share buy backs
(1) Based on the Gaz de France dividend paid in 2007 and related to fiscal year 2006 ( €1.1 per share); SUEZ shareholders will also benefit from dividends distributed by SUEZ Environnement from 2009 for fiscal year 2008

3 Communication calendar

2008 Half-Year Results
August 31, 2008
A
Presentation of H1 2008 results of SUEZ and Gaz de France
(on a stand alone basis)
A
Presentation of H1 2008 pro forma results of GDF SUEZ
(on a non segmented basis)
Planned communication calendar
2008 GDF SUEZ Investor Day: Q4 2008
A
Strategic update post-merger, notably on integration, synergies, investments program and mid-term outlook for GDF SUEZ
A
Presentation of GDF SUEZ pro forma results by Division

4 Conclusion

A merger on track
Creation of a World Leader in Energy
A strong value-creating potential for industrial development
A dynamic remuneration policy for shareholders
GDF SUEZ in working order as soon as the merger is effective

5 Appendices 1. Financial Data 2. Governance and organisation 3. Prospects and industrial strategy 4. Integration

Definition of EBITDA applied to the new Group
8,339 Current Operating Income (combined proforma) (1)
4,197
+ Depreciation, amortization and provisions (1)
123
+ Share-based payments
481
+ Net disbursements under concession contracts
13,140
Combined unaudited pro forma EBITDA of GDF SUEZ (2007 scope)
(1) Post impact of preliminary estimate of "Purchase Price Allocation" (+€750m in depreciation & amortization)
2007 pro forma unaudited data in €m

From previous published numbers
to EBITDA of the new Group
7,965 EBITDA published by SUEZ
126 - Pensions and other similar provisions reversals / accruals
(1)
(200) - Financial income (excluding interests received)
(458) - Share in net income of associates
7,433 = SUEZ EBITDA based on the new Group definition
(1) Items reported under interest income excluded
5,666 EBITDA published by Gaz de France
(64) - Capital gains / losses from tangible and intangible assets sales
87 - Mark-to-Market of operating financial instruments
16 + Provision accruals on current assets
2 - Restructuring costs
5,707 = Gaz de France EBITDA based on the new Group definition
13,140
Pro forma EBITDA of GDF SUEZ - unaudited
2007 pro forma unaudited data (in €m)

New Group pro forma summary P&L
74,252 Revenues
(35,397) Purchases
(10,767) Personnel costs
(4,197) Depreciation, amortization and provisions
(15,552) Other operating income (loss)
8,339 Current operating income
(19) Mark-to-Market on commodity contracts other than trading instruments
(146) Impairment
(45) Restructuring costs
403 Disposals of assets, net
8,532 Income from operating activities
(1)
(797) Net financial cost
(210) Other financial income (expense)
(1,409) Income tax
527 Share in net income of associates
6,643 Net income
5,566 o/w attributable to parent company shareholder
1,077 o/w minority interest
2007 pro forma unaudited data (in €m)
(1) Current operating income defined as operating income before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

Preliminary
allocation of acquisition goodwill (in €Bn)
Step-up
concession
assets
Net assets
historical costs
Initial goodwill
Residual
goodwill
Net assets
fair value
Step-up
tangible
assets
Step-up
intangible
assets
Step-up
associates
Deferred tax
(liability)
16.2
26.2
6.3
5.3
2.3
0.4
30.5
11.9
5.2
17.1
25.3

Shareholding structure of Gaz de France and SUEZ
(1)
In %
Million
shares
79.8% 785 French State
2.0% 19.7 Gaz de France employees
11.0% 108.4 Institutional investors
1.0% 9.8 SUEZ
4.7% 42.3 Individual investors
98.5% 965.2 Total, excluding treasury stock
1.5% 18.7 Treasury stock
100.0% 983.9 Total
In %
Million
shares
3.0% 38.9 SUEZ employees
9.4% 122.8 GBL
1.2% 15.9 Crédit Agricole Group
2.9% 38.4 CDC Group
2.1% 27.6 Areva
1.9% 24.8 CNP Assurances Group
1.3% 16.5 Sofina
0.6% 8.0 Gaz de France
74.9% 980.4 Other
97.3% 1,273.2 Total, excluding treasury stock
2,7% 35,7 Treasury stock
100,0% 1,308.9 Total
(1) Shareholding as of May 22, 2008
Gaz de France shareholders (undiluted) SUEZ shareholders (undiluted)

Proforma GDF SUEZ shareholding structure
Million
shares
In %
State 781.4 35.7%
Gaz de France employees 24.8 1.1%
Institutional investors 108.4 4.9%
Gaz de France public 40.7 1.9%
SUEZ employees 37.1 1.7%
GBL 117.2 5.3%
Crédit Agricole Group 15.1 0.7%
CDC Group 36.7 1.7%
Areva 26.4 1.2%
CNP Assurances Group 23.6 1.1%
Sofina 15.8 0.7%
SUEZ other 935.9 42.7%
Option-related dilution - -
Total, excluding treasury stock 2,163.0 98.7%
Treasury stock 28.5 1.3%
Total 2,191.5 100.0%
Million
shares
In %
State 781.4 35.0%
Gaz de France employees 24.8 1.1%
Institutional investors 108.4 4.9%
Gaz de France public 40.7 1.8%
SUEZ employees 37.1 1.7%
GBL 117.2 5.2%
Crédit Agricole Group 15.1 0.7%
CDC Group 36.7 1.6%
Areva 26.4 1.2%
CNP Assurances Group 23.6 1.1%
Sofina 15.8 0.7%
SUEZ other 935.9 41.9%
Dilution 50.6 2.3%
Total, excluding treasury stock 2,213.6 99.0%
Treasury stock 21.3 1.0%
Total 2,234.9 100.0%
Notes
(1) Based on the shareholding structure of SUEZ and Gaz de France as of May 22, 2008
(2) Taking into account the bonus shares of Gaz de France: grant of 3.6 million bonus Gaz de France shares transferred from the State to the Gaz de France employees and 1.5 million Gaz de France shares granted to the employees of Gaz de France and bought back on the market
For SUEZ, grant of 6.8 million SUEZ shares paid in treasury stock
(3) SUEZ treasury stock and ownership interest of Gaz de France in SUEZ not exchanged in GDF SUEZ shares
(4) Taking into account of dilutive instruments:
For Gaz de France, no dilutive instruments
For SUEZ, taking into account stock options post operation
Undiluted GDF SUEZ
shareholding structure (1,2,3)
Diluted GDF SUEZ
shareholding structure (1,2,3,4)

Composition of the Board of Directors
Initially 24 members*
Gérard
Mestrallet
(2012)
Paul Desmarais Jr
(2012)
René Carron
(2011)
Thierry
de Rudder (2011)
Etienne
Davignon (2010)
Edmond
Alphandery (2011)
Jacques
Lagarde (2012)
Anne Lauvergeon
(2012)
Lord Simon
of Highbury (2012)
Aldo Cardoso
(2011)
State
Representative
Philippe Lemoine
(2012)
(2)
Richard Goblet d’Alviella
(2012)
(2)
Representative
of the employees (1)
* reduced to 22 members in 2010
SUEZ Gaz de France
(censor) (censor)
(1) Nominated within 6 months after the merger (2) Consultative (non-voting)
Shareholders
Albert Frère
(2011)
Jean-François
Cirelli
(2012)
Jean-Louis Beffa
(2012)
State
Representative
State
Representative
State
Representative
State
Representative
State
Representative
State
Representative
Representative
of the employees (1)
Representative
of the
employees (1)
Representative
of the employees (1)

Committees of the Board of Directors
3 to 5 members
1/2 independent members at least
3 to 5 members
1/2 independent members at least
Meetings: once a year at least
Strategy and Investments
committee
3 to 6 members
2/3 independent members at least (in
accordance with the Bouton Report
Meetings: 4 times a year at least, in
particular before each half year and
annual closing
Audit committee
All committees chaired
by an independent director
3 to 5 members
1/2 independent members at least
Meetings: twice a year at least
Compensation committee
3 to 5 members
1/2 independent members at least
Meetings: once a year at least
Appointments committee
Ethics, Environement and Sustainable
development committee

Operational structure of GDF SUEZ
Chairman and CEO – Gérard Mestrallet
Vice-Chairman, President – Jean-François Cirelli
Energy
Policy
Committee
Jean-Pierre Hansen
Dirk Beeuwsaert (deputy)
Energy France
Henri Ducré
Energy Europe &
International
Global Gas and LNG Jean-Marie Dauger
Infrastructures
Yves Colliou
Energy services Jérôme Tolot
Environment
Jean-Louis Chaussade
Energy
Benelux - Germany
Jean-Pierre Hansen
Energy Europe
Pierre Clavel
Energy International
Dirk Beeuwsaert

Stable shareholding structure for SUEZ Environnement
Shareholders' agreement between GDF SUEZ (35% of the capital of SUEZ Environnement)
and some of the main shareholders (1)
of SUEZ representing approximately 47% of the capital
of SUEZ Environnement
Initial duration of 5 years
Reciprocal preemption right of the parties to the agreement
Commitment of the parties not to acquire SUEZ Environnement shares in excess of the threshold triggering the filing of a mandatory takeover bid
Effective control of GDF SUEZ over SUEZ Environnement
GDF SUEZ will name half the members of the Board of Directors
The Chairman of the Board of Directors, who will have a casting vote, will be nominated by the Board of Directors, based on the proposal of GDF SUEZ
Full consolidation in the financial statements of GDF SUEZ
Stable ownership interest and effective control
of GDF SUEZ over SUEZ Environnement
(1) Shareholders' agreement between, in addition to GDF SUEZ: Areva, CDC, GBL, Groupe CNP Assurances and Sofina

The State will be a shareholder of the new Group (approximately 35.7% of capital)
Representation of the State at the Board of Directors (7 Directors) (1)
Clear separation between the State as a shareholder and as a regulator
Specific right of the State:
Right to veto decisions related to disposal of assets located in France that could negatively impact French national interests in the Energy sector
Assets at stake: gas pipelines, assets related to distribution, underground storage and LNG terminals
A clearly defined role of the French State
(1) 6 in May 2010

Ambitious industrial objectives in all businesses
Develop multi-
energy offerings
Reach 20% market
share of “retail”
power market
Increase generation
capacity
Priority given to
development in
Europe
Strengthening of
development areas
internationally
Development of
generation capacity
Target reserves of
1,500 mboe
(1)
Continue diversifying
and optimizing gas
sourcing portfolio
Reinforce the group’s
leading position in
LNG in the Atlantic
basing
Grow contracted
volumes by 30%
Grow unloading
capacity in the Atlantic
basin by 85%
Increase regasification
capacity in France and
in Belgium to
44 bcm³
/ year in 2013
Expand storage
capacity in Europe
(+35% between 2006
and 2013)
Increase the group’s
transmission
capacities by 15%
Leverage the
strategic fit between
Gaz de France and
SUEZ on the short
term
Accelerate
profitable
development on the
basis of:
Strong know-how in
optimizing energy
facilities
Complete multi-service
offers
A unique European
network
Growth strategy
focused on Europe
Grow selectively
internationally
through the
implementation of
new business
models:
Management contracts
Long term joint
ventures/partnerships
Innovative financial
arrangements
(1) Mainly through external growth
(2) Includes Tricastin and Chooz
Energy France
Energy Europe
& International
Global Gas
and LNG
Infrastructures
Energy
services
Environment
Objective: 100 GW
managed
capacity by 2013, of which more
than 10 GW
(2)
in France

A sustained industrial capex program
Indicative split of annual capex
(¹)
,
average between 2008-2010
1.5-2.0
1.0-1.5
4.0-4.5
0.3-0.5
~ 1.5
1.0-1.5
In €bn
Average annual capex of €10bn (1) between 2008-10
and more than €8bn (1) capex in 2008
(1) Industrial investments (maintenance and development) which mainly relate to organic growth capex
Energy
France
Energy
Europe &
International
Global Gas
and LNG
Infrastructures
Services
Energy Environment

Confirmed potential for operational synergies
of approximately €1bn per year by 2013
Scale effect
Complementarity
o/w 2008-2010
Operating costs
Revenue synergies
Supply and
commercial costs
Annual total 2013
€970m
(recurring)
€320m
€100m
€90m
€120m
€390m
€80m
TOTAL
Non-recurring implementation costs: €150m for short term synergies and €150m for medium term synergies
(1) Short term synergies partially non-recurring
Pre-tax annual impact
post impact of remedies
€180m Gas sourcing
Other procurement
Financial optimisation
~ €1bn
€350m
€120m
1

Synergies related to gas sourcing
(1)
:
scale effect and optimisation
Reduction in sourcing costs
Enhanced bargaining power towards suppliers
and diversification of supply sources
Optimisation of price and risk profile
Further optimisation of sourcing portfolio
Establishment of an extended asset base (long term
contracts, LNG, gas-fired power plants,…)
Enhanced use of gas swaps
Enhanced gas / power arbitrage
Enhanced LNG arbitrage
Asset optimization (terminals, long term contracts, LNG
tankers, liquefaction, E&P)
Market arbitrage (particularly across the Atlantic basin)
€100m pre-tax annual
synergies available in the short term
€180m pre-tax annual
synergies available in the medium term
(1) After remedies
ST
€100m
MT
€180m
Sourcing synergies

Clear procurement savings (other than energy)
Joint procurement management
and operational integration
Bargaining power bolstered due to volume effects
Use of master contracts
Best practices implementation
Establishment of a common platform
Insurance purchases
Information technology systems purchases
Study carried out in H2 2006 with the support of an independent consultant who confirmed the estimates prepared in May 2006
ST
€120m
MT
€120m
€120m pre-tax annual synergies available in the short and medium terms
Procurement savings
(other than energy)

Operational costs synergies confirmed
within the new group perimeter
Short term operational cost reductions
Streamlining of structure costs (volume effects on external
costs: communication, consultancy, IT…)
Pooling of expertise and decision centres
Development of multi-energy offerings
Reduction in non-recurring new client acquisition costs
Energy production synergies
Supply synergies
Further operational cost savings in the medium term
Further deployment of the procurement optimisation program
Optimisation of resources and structures
-
Pooling of information technology systems
-
Creation of joint-platforms for support services
-
Streamlining of overhead costs
€170m pre-tax annual synergies available in the short term
€320m pre-tax annual synergies available in the medium term
ST
€ 170m
MT
€ 320m
Operational, supply and
commercial costs synergies

Revenue synergies over the medium term as a materialization
of operational complementarities
Additional electricity production capacities
in Europe  based on the existing assets
of the partner
Client portfolios
Gas supply and storage capacities
Development of an integrated LNG chain
based notably on the regasification capacities
in the Atlantic Basin
Minority interests in the exploration
and production and in a liquefaction train
LNG marketing on various markets
Revenue synergies generating over the medium term
a margin of €350m per year before taxes
ST MT
€350m
Revenue synergies

Joint integration team
Three divisions in charge of the integration process
Preparing the integration process
A dedicated organisation in charge of preparing and implementing the integration process
Numerous in-depth projects already completed since the announcement of the merger project
A process carried out together
with the Human Resource and
Communications Departments
Program for operational
synergies of approximately
€1bn per year by 2013
46 workshops identified
Joint strategic and operational
pilots
Process management Synergy management Change management
Strategic and operational leadership
GDF SUEZ will operational as from merger completion

Opinions on transaction consideration
Opinions to Gaz de France Opinions to SUEZ
Fairness opinion on exchange terms issued by BNP
Paribas and JP Morgan as advisor to SUEZ
Fairness opinion on exchange terms issued by HSBC
as advisor to SUEZ Board
« Attestation d’équité» (fairness opinion) from Oddo
as an independant expert
Report by Messrs Ledouble, Ricol et Baillot,
« commissaires à la fusion »
Report by Messrs Ledouble, Ricol et Baillot,
« commissaires à la fusion »
Fairness opinion on exchange terms issued by
Merrill Lynch and Lazard Frères as advisor to Gaz
de France and fairness
bank to Gaz de France board
Fairness opinion on exchange terms issued by
Goldman Sachs International as fairness
bank
to Gaz de France board

COMPANY (SEC)
ENVIRONNEMENT
ENVIRONNEMENT
GDF

Gaz de France

Merger legal steps
Gaz de France Shareholders
100%
SUEZ Shareholders
Merger-absorbtion
of Rivolam by Suez
Contribution by
SUEZ to SEC of
100% of SUEZ
Environnement
shares
100%
Distribution
by SUEZ to its
shareholders (other
than itself) of 65%
of SEC shares
post-contribution
GDF SUEZ merger
Rivolam
100%
1
2
3
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